FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                PAGE 1 OF 4 PAGES


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 November, 2002



                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC



This Form 6-K consists of:

         A press announcement by Huaneng Power International on November 15, 2002, in English, of the Board of Directors passing a resolution to acquire equity interests in Shanghai Shidongkou First Power Plant and Jiangsu Taicang Power Plant.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                                  HUANENG POWER INTERNATIONAL, INC.

                                        By   /s/ Wang Xiaosong
                                            ------------------------
                                         Name:  Wang Xiaosong
                                         Title: Vice Chairman


Date: November 18, 2002

[GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]


          The Board of Directors of Huaneng Power International, Inc.
             Passed the Resolution to Acquire Equity Interests in
     Shanghai Shidongkou First Power Plant and Jiangsu Taicang Power Plant


(Beijing, China, November 15, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today convened the 23rd session of the third board meeting. The meeting discussed and passed the resolution for the RMB415 million acquisition of 30% equity interest in the Shanghai Shidongkou First Power Plant and 5% equity interest in the Jiangsu Taicang Power Plant, which are expected to be transferred to China Huaneng Group Corporation (the "Huaneng Group") through the State's allocation pursuant to the implementation of the power sector's reform plan.

Accordingly, the Company and the Huaneng Group signed a Transfer Agreement on the acquisition on the same date. In addition, the acquisition is still subject to the approval at the Company's shareholders meeting as well as the approval by relevant government authorities. Upon completion of the acquisition, Shanghai Shidongkou First Power Plant will be wholly-owned by the Company and the Company's interest in the Jiangsu Taicang Power Plant will be increased to 75%. Pursuant to the previous transfer agreement which was signed by the Company and Huaneng Group on May 9, 2002, the Company acquired 70% interest in the Shanghai Shidongkou First Power Plant and 70% interest in the Jiangsu Taicang Power Plant, and the acquisition was effective on July 1, 2002.

The acquisition will further increase the Company's market share in Eastern China, a region undergoing fast economic growth and faced with strong demand for power. The acquisition will also further enhance the Company's position as the leading independent power producer in the PRC, which is consistent with the Company's long-term development strategy. Upon completion of the acquisition, the Company will gain 390 MW additional net generation capacity, and the total net generation capacity of the Company will increase from 13,895 MW to 14,285 MW. In particular, the Company's net generation capacity in Shanghai Municipality and Jiangsu Province will increase from 2,040 MW and 2,597 MW to 2,400 MW and 2,627 MW, respectively.



The Board of Directors of Huaneng Power International, Inc. Passed the Resolution to Acquire Equity Interests in Shanghai Shidongkou First Power Plant and Jiangsu Taicang Power Plant...P.2


Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With current total net generation capacity of 13,895 MW, the Company is the largest independent power producer in China.


                                    ~ End ~


For any details regarding this transaction, please refer to the announcements published in Wen Wei Po and South China Morning Post dated November 16, 2002 or November 18, 2002. The soft copy of the announcement will also be made available at the following websites:
Hong Kong Stock Exchange: http://www.hkex.com.hk
The Company: http://www.hpi.com.cn



For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin Huaneng Power International, Inc. Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241